SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K



                            REPORT OF FOREIGN ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d OF
                       THE SECURITIES EXCHANGE ACT OF 1934





                            KINROSS GOLD CORPORATION


                  52nd Floor, Scotia Plaza, 40 King Street West
                            Toronto, Ontario M5H 3Y2

                                      INDEX




Press Release dated November 13, 2002                                      3-30
Material Change Report dated November 14, 2002                            31-32

Signature Page                                                               33

                                  Press Release               November 13, 2002


Toronto, Ontario - Kinross Gold Corporation (TSX-K; Amex-KGC) ("Kinross" or the "Company") announced today the results for the three and nine months ended September 30, 2002 and the details with respect to the restatement of certain disclosures in the U.S. Generally Accepted Accounting Principles ("GAAP") reconciliation note to its consolidated financial statements for the year ended December 31, 2001.

All results are expressed in United States dollars unless otherwise stated.

In the third quarter of 2002, the Company benefited from increased production from the Timmins operations (Porcupine Joint Venture) and the Fort Knox mine as both produced more gold equivalent ounces than in 2001. Cash flow provided from operating activities increased by 39% in the third quarter of 2002 when compared to 2001. The increase in cash flow provided from operating activities was due to higher production from the Fort Knox Mine and the Porcupine Joint Venture, net of lower production at the Refugio mine. In addition, the receipt of the final settlement of the Refugio construction arbitration claim improved cash flow for the third quarter.

In preparing the U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000 and 1999, the Company incorrectly relied on an accommodation provided for under Form 20-F under the Securities Act of 1933. Pursuant to this accommodation, the Company did not reconcile its investment in Omolon Gold Mining Company ("Omolon"), which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP.

The restatement follows the review by the SEC of the preliminary proxy statement of Echo Bay Mines Ltd. ("Echo Bay"), in connection with the proposed business combination among Echo Bay, TVX Gold Inc. and the Company. The Company has concluded that the criteria outlined in the accommodation do not apply to the Company's investment in Omolon and its previous reliance on the accommodation was incorrect. Therefore, since the Company's investment in Omolon has been accounted for under the equity method for U.S. GAAP purposes, the U.S. GAAP reconciliation information now sets out the effect of using the equity method versus proportionate consolidation.

Third Quarter Consolidated Results

Gold equivalent production of 227,946 ounces at total cash costs of $205 per ounce, combined with changes in working capital resulted in cash flow provided from operating activities of $17.5 million or $0.05 per share during the third quarter of 2002. This compares to gold equivalent production of 233,485 ounces at total cash costs of $190 per ounce that resulted in cash flow provided from operating activities of $12.6 million or $0.04 per share during the third quarter of 2001. The Company recorded a net loss of $5.8 million or $0.02 per share for the third quarter of 2002, compared to a net loss of $7.8 million or $0.03 per share in 2001.

Nine Month Consolidated Results

Gold equivalent production of 657,396 ounces at total cash costs of $203 per ounce, combined with changes in working capital resulted in cash flow provided from operating activities of $48.5 million or $0.14 per share during the first nine months of 2002. This compares to gold equivalent production of 706,559 ounces at total cash costs of $191 per ounce that resulted in cash flow provided from operating activities of $58.7 million or $0.19 per share during the first nine months of 2001, which included $21.1 million of proceeds from the restructuring of gold forward sales contracts. The Company recorded a net loss of $18.0 million or $0.07 per share for the first nine months of 2002, compared to a net loss of $18.8 million or $0.08 per share in 2001.

The 2001 third quarter and nine month results, as well as the December 31, 2001 balance sheet have been restated to comply with the new Canadian GAAP treatment of unrealized foreign exchange gains (see Note 2 to the Consolidated Financial Statements for details of this restatement).

Revenues

Gold and Silver Sales

The Company's primary source of revenue is from the sale of its gold production. The Company sold 181,585 ounces of gold during the third quarter of 2002, compared with 211,220 ounces in 2001. Revenue from gold and silver sales was $56.5 million in the third quarter of 2002 compared with $65.0 million in 2001. Revenue from gold and silver sales in the third quarter of 2002 was lower than the revenue in 2001 due to lower gold sales as bullion inventories increased at Kubaka. Subsequent to the end of the quarter the bullion inventories have been reduced to normal levels at Kubaka. In the third quarter of 2002, the Company realized $310 per ounce of gold, compared with $305 in 2001. The average spot price for gold was $313 per ounce in the third quarter of 2002 compared with $279 in 2001.

The Company sold 607,705 ounces of gold during the first nine months of 2002, compared with 677,634 in 2001. Revenue from gold and silver sales was $184.5 million in the first nine months of 2002, compared with $199.8 million in 2001. Revenue from gold and silver sales in the first nine months of 2002 was lower than the revenue in 2001 due to lower gold sales since the 2001 revenue included the results of operations from the Blanket mine (prior to the write down and removing it from the consolidated financial statements) and the Refugio mine continued to operate during the first half of 2001. In the first nine months of 2002, the Company realized $302 per ounce of gold, compared with $293 in 2001. The average spot price for gold was $302 per ounce in the first nine months of 2002 compared with $266 in 2001.

                                                              Three months ended        Nine months ended
                                                                September 30,             September 30,
                                                              2002         2001         2002         2001
                                                           ------------ ------------ ------------ -----------
Attributable gold equivalent production - ounces               227,946      233,485      657,396     706,559
Gold equivalent production - ounces
         - (excluding non-consolidated ounces)                 214,599      226,370      614,798     679,771
Gold sales - ounces                                            181,585      211,200      607,705     677,634

Gold sales revenue (millions)                                  $  55.1      $  59.8     $  179.8     $ 185.9
Gold deferred revenue realized (millions)                          1.3          4.7          3.8        12.9
                                                           ------------ ------------ ------------ -----------
Total gold revenue realized (millions)                         $  56.4      $  64.5     $  183.6     $ 198.8
                                                           ============ ============ ============ ===========

Average sales price per ounce of gold                          $   303      $   283      $   296      $  274
Deferred revenue realized per ounce of gold                          7           22            6          19
                                                           ------------ ------------ ------------ -----------
Average realized price per ounce of gold sold                  $   310      $   305      $   302      $  293
                                                           ============ ============ ============ ===========

Average spot gold price per ounce                              $   313      $   279      $   302      $  293

Silver sales revenue                                           $   0.1      $   0.5      $   0.9      $  1.0

Included in gold equivalent production is silver production converted to gold production using a ratio of the average spot market prices for the two comparative periods. The resulting ratios are 66.1:1 in 2002 and 61.1:1 in 2001.

The above non-GAAP measure of average realized price per ounce of gold sold has been calculated on a consistent basis in each period.

The calculation of average realized price per ounce of gold sold might not be comparable to similarly titled measures of other companies.

Average realized price per ounce of gold sold is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

Interest and Other Income

Interest and other income was $6.0 million in the third quarter of 2002 and $13.7 million in the first nine months of 2002, compared with $1.5 million in the third quarter of 2001 and $6.9 million in the first nine months of 2001. The increase in interest and other income in the third quarter of 2002 is attributable to the award and collection of the final portion of the Refugio arbitration settlement. The Company recorded its share of the net award of $4.8 million during the third quarter of 2002 in addition to the preliminary award of $5.5 million recorded in the second quarter of 2002.

Mark-to-Market Gain (Loss) on Written Call Options

Premiums received at the inception of written call options are recorded as a liability at the time of issuance. Gains and losses on changes in the fair value of the liability are recognized in earnings. The change in fair value of the written call options was to record a loss of $0.3 million in the third quarter of 2002 and $1.9 million in the first nine months of 2002. This compares with a loss of $2.8 million in the third quarter of 2001 and $0.4 million in the first nine months of 2001.

Costs and Expenses

Operating Costs

Consolidated operating costs were $39.0 million in the third quarter of 2002 and $126.9 million in the first nine months of 2002, compared with $42.6 million in the third quarter of 2001 and $133.9 million in the first nine months of 2001. Total cash costs per ounce of gold equivalent produced were $205 in the third quarter of 2002 and $203 in the first nine months of 2002, compared with $190 in the third quarter of 2001 and $191 and first nine months of 2001.

Reconciliation of Total Cash Costs per
Equivalent Ounce of Gold to Consolidated Financial Statements
(millions except production in ounces and per ounce amounts)

                                                              Three months ended        Nine months ended
                                                                September 30,             September 30,
                                                              2002         2001         2002         2001
                                                           ------------ ------------ ------------ -----------
Operating costs per financial statements                       $  39.0      $  42.6     $  126.9     $ 133.9
Operating costs for non-consolidated production                    3.8          1.8         11.5         5.9
Site restoration cost accruals                                   (0.8)        (0.4)        (2.4)       (1.2)
Change in bullion inventory                                        5.9          1.6          1.1         0.1
Operating costs not related to gold production                   (1.2)        (1.2)        (3.6)       (4.1)
                                                           ------------ ------------ ------------ -----------
Operating costs for per ounce calculation purposes             $  46.7      $  44.4     $  133.7     $ 134.6
                                                           ------------ ------------ ------------ -----------
Gold equivalent production - ounces                            227,964      233,485      657,396     706,559
Total cash costs per equivalent ounce of gold                  $   205      $   190      $   203      $  191

The above non-GAAP measure of total cash costs per equivalent ounce has been calculated on a consistent basis in each period.

For reasons of comparability, total cash costs do not include certain items such as property write-downs, which do not occur in all periods but are included under GAAP in the determination of net earnings or loss.

Total cash costs per equivalent ounce are calculated in accordance with "The Gold Institute Production Cost Standard". Total cash costs per ounce may not be comparable to similarly titled measures of other companies.

Total cash costs per equivalent ounce information is used by management to assess profitability and cash flow of individual operations as well as to compare with other precious metal producers.

The item total cash costs per equivalent ounce is furnished to provide additional information and is a non-GAAP measure. This measure should not be considered in isolation as a substitute for a measure of performance prepared in accordance with generally accepted accounting principles and is not necessarily indicative of operating profit or cost from operations as determined under generally accepted accounting principles. There are no differences in computing operating costs under U.S. GAAP. Therefore, total cash costs per equivalent ounce for U.S. purposes are unchanged from the Canadian amounts.

Details of the individual mine performance are discussed in the following sections:

Fort Knox Mine

The Fort Knox mine, located near Fairbanks, Alaska includes the results of operations for both the True North and Fort Knox open pit mines. Gold equivalent production in the third quarter of 2002 was 113,449 ounces and 296,162 ounces in the first nine months of 2002, compared with 101,610 ounces in the third quarter of 2001 and 306,700 ounces in the first nine months of 2001. Total cash costs per equivalent ounce of gold were $219 in the third quarter of 2002 and $241 in the first nine months of 2002, compared with $212 in the third quarter of 2001 and $197 in the first nine months of 2001.

Reconciliation of the Fort Knox Total Cash Costs per Equivalent Ounce of Gold to Consolidated Financial Statements
(millions except production in ounces and per ounce amounts)

                                                              Three months ended        Nine months ended
                                                                September 30,             September 30,
                                                              2002         2001         2002         2001
                                                           ------------ ------------ ------------ -----------
Operating costs per financial statements                       $  20.8      $  19.5      $  72.8     $  59.3
Site restoration cost accruals                                   (0.3)        (0.2)        (0.9)       (0.8)
Change in bullion inventory                                        4.3          2.2        (0.6)         1.9
                                                           ------------ ------------ ------------ -----------
Operating costs for per ounce calculation purposes             $  24.8      $  21.5      $  71.3     $  60.4
                                                           ------------ ------------ ------------ -----------
Gold equivalent production - ounces                            113,449      101,610      296,162     306,700
Total cash costs per equivalent ounce of gold                  $   219      $   212      $   241      $  197

Operating costs at the Fort Knox open pit mine increased during the third quarter of 2002 compared to the third quarter of 2001. Operating costs increased due to the contract haulage of ore from the True North open pit to the Fort Knox milling facility and higher than planned equipment maintenance costs. The mill processed 4% more ore tonnes at a 13% higher grade during the third quarter of 2002 compared to 2001. The increase in the grade of ore processed was due to a higher percentage of ore coming from the True North deposit, while the increase in tonnages was due to lower hardness of ore processed. Since the results

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                                                                         Page  7


of operations during the third quarter were as planned the Company anticipates production and unit costs to be in line with previous guidance.

Capital expenditures at the Fort Knox operations during the first nine months of 2002 were $12.0 million compared with $16.9 million during 2001. Capital expenditures during the first half of 2002 were primarily incurred to raise the tailings dam, to engineer, design and construct the tailings thickener, and to conduct capitalized exploration on the Fort Knox main pit.

Porcupine Joint Venture

Effective July 1, 2002, the Company agreed to form a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture, known as the Porcupine Joint Venture, combined the two companies gold mining operations in the Porcupine district in Timmins, Ontario, Canada. The objective of this transaction is to combine Placer's large modern milling facility with the Company's large and highly prospective land package. The ownership of this joint venture is 49% Kinross and 51% Placer. Placer is the operator. The results of operations for 2002 include 100% of the Hoyle Pond production and operating costs for the first six months of 2002. In addition, the results of operations for 2001 represent 100% of the Hoyle Pond production and operating costs.

The Company's share of gold equivalent production in the third quarter of 2002 was 44,344 ounces and 135,887 ounces in the first nine months of 2002, compared with 37,967 ounces in the third quarter of 2001 and 110,530 ounces in the first nine months of 2001. Total cash costs per equivalent ounce were $245 in the third quarter of 2002 and $190 in the first nine months of 2002, compared with $175 in the third quarter of 2001 and $187 in the first nine months of 2001.

Reconciliation of the Timmins Operation Total Cash Costs per Equivalent Ounce of Gold to Consolidated Financial Statements
(millions except production in ounces and per ounce amounts)

                                                              Three months ended        Nine months ended
                                                                September 30,             September 30,
                                                              2002         2001         2002         2001
                                                           ------------ ------------ ------------ -----------
Operating costs per financial statements                       $  11.0      $   7.1      $  27.9     $  22.8
Site restoration cost accruals                                   (0.3)            -        (0.9)       (0.1)
Change in bullion inventory                                        0.2        (0.4)        (0.8)       (1.0)
Operating costs not related to gold production                       -        (0.1)        (0.4)       (1.0)
                                                           ------------ ------------ ------------ -----------
Operating costs for per ounce calculation purposes             $  10.9      $   6.6      $  25.8     $  20.7
                                                           ------------ ------------ ------------ -----------
Gold equivalent production - ounces                             44,344       37,967      135,887     110,530
Total cash costs per equivalent ounce of gold                  $   245      $   175      $   190      $  187

Cash production costs were higher than planned for the third quarter of 2002 and significantly higher than the third quarter of 2001 due to transitional issues surrounding the formation of the joint venture. Gold production was affected by a lower than planned grade of ore. With the majority of the transitional issues behind us, the Company anticipates its share of production in the fourth quarter from the joint venture to be approximately 55,000 ounces at total cash costs of $190 per ounce.

Capital expenditures at the Hoyle Pond operations during the first nine months of 2002 were $5.0 million compared with $6.3 million during 2001. Capital expenditures during the first nine months of 2002 were required to further advance the 1060 ramp, underground development drilling and additions to mobile equipment.

Kubaka Mine (54.7% Ownership Interest)

The Kubaka open pit mine is located in the Magadan Oblast in the Russian Far East. The Company's share of gold equivalent production in the third quarter of 2002 was 56,806 ounces and 173,847 ounces in the first nine months of 2002, compared with 68,272 ounces in the third quarter of 2001 and 174,747 ounces in the first nine months of 2001. Total cash costs per equivalent ounce were $126 in the third quarter of 2002 and $135 in the first nine months of 2002, compared with $133 in the third quarter of 2001 and $142 in the first nine months of 2001.

Reconciliation of the Kubaka Total Cash Costs per Equivalent Ounce of Gold to Consolidated Financial Statements
(millions except production in ounces and per ounce amounts)

                                                              Three months ended        Nine months ended
                                                                September 30,             September 30,
                                                              2002         2001         2002         2001
                                                           ------------ ------------ ------------ -----------
Operating costs per financial statements                       $   5.6      $   8.6      $  20.6     $  24.4
Site restoration cost accruals                                   (0.2)        (0.2)        (0.6)       (0.2)
Change in bullion inventory                                        1.4          0.4          2.7           -
Management fees                                                    0.4          0.3          0.8         0.7
                                                           ------------ ------------ ------------ -----------
Operating costs for per ounce calculation purposes              $  7.2      $   9.1      $  23.5     $  24.9
                                                           ------------ ------------ ------------ -----------
Gold equivalent production - ounces                             56,806       68,272      173,847     174,747
Total cash costs per equivalent ounce of gold                  $   126      $   133      $   135      $  142

The Kubaka mine continues to perform exceptionally well, having achieved the lowest total cash costs per ounce of the Company's primary operations. Operating costs were lower in the third quarter of 2002 than incurred in the third quarter of 2001 as open pit mining operations began to wind down. Open pit mining operations at Kubaka ended in October of 2002.

The Company has commenced processing the stockpiles and will supplement this with underground ore in the North High Wall, Centre Zone and the North Vein in 2003. Current stockpiles and the underground reserves will be fully processed by the end of 2003. However, the Company continues to review the exploration results to date from the nearby Birkachan property and anticipates the reactivation of diamond drilling at Birkachan in the fourth quarter of 2002.

Update on Litigation relating to the Kubaka Mine

On September 13, 2002, the Company announced that Omolon is at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian Shareholders and the Magadan Administration. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze Omolon's bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47.0 million pending final resolution of its lawsuit. Underlying the dispute were unpaid loans made by the Magadan Administration to Omolon's Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies, which therefore entitles such shareholders to a return of their original investments with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and is advised by counsel that it has good defenses available to it.

On October 9, 2002, a written agreement in principle was executed by the representatives of the Government of the Russian Federation, the Magadan Administration, Omolon and its two major shareholders (collectively, the "Parties") setting forth their agreement in principle to resolve the lawsuits by such shareholders pending against Omolon and to repay loans due to the Magadan Administration. In accordance with the terms of the agreement in principle, Omolon would purchase the outstanding shares currently held by all of its Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration would ensure that all of the shares held by the Russian shareholders will be tendered. Assuming that all Russian shareholders tender their shares, Omolon would become a 100% owned subsidiary of the Company.

Omolon's appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, Omolon's accounts in four banks and its entire gold inventory were released from the arrest order.

On October 21, 2002, the Parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the redemption of the shares and settlement of the pending lawsuits. The implementation of both the October 9, 2002 and the October 21, 2002 agreements in principle has already begun, and it is expected that the entire transaction should be completed by the end of December 2002.

As at September 30, 2002, Omolon had $29.0 million of cash and bullion inventories of $9.9 million subject to the court ordered freeze. The Company has included its share of cash ($15.9 million) and its share of bullion inventory ($5.4 million) as restricted items in the September 30, 2002 balance sheet. The Company plans to close the share redemption before the end of 2002, by utilizing the Omolon's cash including restricted cash and cash generated from operations until closing.

Other Operations

In addition to its primary operating mines, the Company has ownership interests in other locations including the Refugio mine, which is in residual, leach production and the Blanket mine located in Zimbabwe. Gold equivalent production at these locations during the first nine months of 2002 was 51,500 ounces at total cash costs of $253 per ounce.

Reconciliation of the Other Operations Total Cash Costs per Equivalent Ounce of Gold to Consolidated Financial Statements
(millions except production in ounces and per ounce amounts)

                                                             For the Nine Months Ended September 30, 2002
                                                                                       Denton
                                                            Blanket       Refugio      Rawhide     Andacollo
                                                         -------------- ------------ ------------ -------------
Operating costs per financial statements                       $     -      $   2.3       $    -       $     -
Operating costs for non-consolidated production                    8.6            -          2.2           0.5
Site restoration cost accreuals                                      -            -            -             -
Change in bullion inventory                                          -        (0.2)            -             -
Operating costs not related to gold production                       -        (0.5)            -             -
                                                         -------------- ------------ ------------ -------------
Operating costs for per ounce calculation purposes             $   8.6      $   1.6      $   2.2       $   0.5
                                                         -------------- ------------ ------------ -------------
Gold equivalent production - ounces                             31,783        8,902        8,957         1,858
Total cash costs per equivalent ounce of gold                  $   272      $   182      $   246       $   295


Other Expenses

General, administration and exploration expenditures were $5.6 million in the third quarter of 2002 and $14.5 million in the first nine months of 2002, compared with $3.9 million in the third quarter of 2001 and $13.9 million in the first nine months of 2001. General, administration and exploration expenses increased during the third quarter of 2002 when compared to 2001 due to higher exploration expenses, the costs of downsizing the technical services group in Salt Lake City and relocating to Toronto, and fees associated with the Gold Marketing Initiative.


Depreciation, Depletion and Amortization

Depreciation, depletion and amortization was $19.9 million during the third quarter of 2002 and $61.3 million in the first nine months of 2002, compared with $21.3 million in the third quarter of 2001 and $64.4 million in the first nine months of 2001. Depreciation, depletion and amortization have increased to $101 per equivalent ounce of gold sold in the first nine months of 2002, from $94 in 2001. Depreciation, depletion and amortization increased primarily due to a change in the mix of production at the Fort Knox mine. The True North production has a higher per ounce charge than the Fort Knox production and there was no significant production from the True North mine in the first six months of 2001.

Interest Expense on Long-Term Liabilities

Interest expense on long-term liabilities was $1.2 million during the third quarter of 2002 and $4.0 million in the first nine months of 2002, compared with $1.9 million in the third quarter of 2001 and $6.5 million in the first nine months of 2001. Interest expense on long-term liabilities during the first nine months of 2002 is comprised of $1.2 million related to the Fort Knox industrial revenue bonds and capital leases, $2.1 million on the debt component of convertible debentures and the balance on the Kubaka project financing debt. Interest expense decreased in 2002 due to lower debt balances outstanding and lower interest rates.

Provision for Income and Mining Taxes

Provision for income and mining taxes was $1.7 million during the third quarter of 2002 and $4.7 million in the first nine months of 2002, compared with $1.3 million in the third quarter of 2001 and $1.4 million in the first nine months of 2001. Income taxes during the first nine months of 2002 were comprised of $4.4 million of Russian income taxes and Canadian large corporations tax of $0.3 million.


Dividends on Convertible Preferred Shares of Subsidiary Company

Cumulative dividends accrued on the convertible preferred shares of subsidiary company ("Kinam Preferred Shares") held by non-affiliated shareholders were $0.3 million in the third quarter of 2002 and $1.3 million in the first nine months of 2002, compared with $0.9 million in the third quarter of 2001 and $4.3 million in the first nine months of 2001. During the first half of 2002, the Company completed a cash tender offer and acquired 670,722 Kinam Preferred Shares, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The resulting effect of this transaction, combined with the Kinam Preferred Shares acquired in the third quarter of 2001 was to reduce the accrual of dividends to non-affiliated shareholders.

Liquidity and Financial Resources

Operating Activities

Cash flow provided from operating activities was $17.5 million in the third quarter of 2002 and $48.5 million in the first nine months of 2002, compared with $12.6 million in the third quarter of 2001 and

$58.7 million in the first nine months of 2001. In the first nine months of 2002, cash flow from operating activities was positively affected by lower working capital requirements. The 2002 cash flow from operating activities was used to finance capital expenditures and service existing debt.

Financing Activities

During the first quarter of 2002, the Company completed an equity issue and issued 23.0 million common shares from treasury for net proceeds of $18.5 million. The majority of the funds received were used to acquire Kinam Preferred Shares with a book value of $36.5 million for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The debt component of the convertible debentures was reduced by $1.3 million in the third quarter of 2002 and $3.8 million in the first nine months of 2002, compared with $1.3 million in the third quarter of 2001 and $4.0 million in the first nine months of 2001.

Long-term debt repayments were $0.2 million in the third quarter of 2002 and $12.4 million in the first nine months of 2002, compared with $3.8 million in the third quarter of 2001 and $39.9 million during the first nine months of 2001. Long-term debt repayments during the first nine months of 2002 were comprised of $9.0 million of the Fort Knox industrial revenue bonds, $1.8 million of capital leases and $1.6 million of Kubaka project financing debt. During the fourth quarter of 2002, the Company plans to repay $15.0 million of the Fort Knox industrial revenue bonds.

The Company did not declare and pay any dividends on the Kinam Preferred Shares during the third quarter or first nine months of 2002 or 2001.

As at September 30, 2002, the Company has a $50.0 million operating line of credit in place with a bank syndicate, which is utilized for letters of credit purposes. As at June 30, 2002, $55.6 million of letters of credit were issued under this facility, which required the Company to restrict $5.6 million of cash as security for the excess letters of credit outstanding. The final maturity date of this operating line of credit is October 3, 2003. The Company is currently negotiating with a syndicate of financial institutions for the provision of a secured term credit facility to replace the existing secured credit facility and provide additional availability. Negotiations are at a preliminary stage and a binding commitment to provide these credit facilities has not, as yet, been entered into.

As at September 30, 2002, the Company's long-term debt consists of $2.6 million relating to the Kubaka project financing, $40.0 million of Fort Knox industrial revenue bonds and various capital leases and other debt of $9.1 million. The current portion of the long-term debt is $23.3 million.

Investing Activities

Capital expenditures were $8.9 million in the third quarter of 2002 and $18.1 million in the first nine months of 2002, compared to $9.2 million in the third quarter of 2001 and $25.3 million in the first nine months of 2001. The first nine months of 2002 capital expenditures focused primarily on the Timmins and Fort Knox operations with 94% of total capital expenditures incurred at these two mines. Capital expenditures were financed out of cash flow from operating activities.

Commodity Price Risks

The Company has entered into gold forward sales contracts, spot deferred forward sales contracts and written call options for some portion of expected future production to mitigate the risk of adverse price fluctuations. The Company does not hold these financial instruments for speculative or trading purposes. The Company is not subject to margin requirements on any of its hedging lines.

The outstanding number of ounces, average expected realized prices and maturities for the gold commodity derivative contracts as at September 30, 2002 are as follows:

                             Ounces                                  Call Options            Average
                             Hedged               Average                Sold                 Strike
         Year                000 oz                Price                000 oz                Price
-------------------------------------------------------------------------------------------------------------
         2002                   33                  $274                   -               $    -
         2003                  137                   277                  100                  320
         2004                  137                   277                   50                  340
         2005                   38                   296                   -                    -
                      ----------------------                     ----------------------
        Total                  345                                        150
                      ======================                     ======================

The fair value of the call options sold is recorded in the financial statements at each measurement date. The fair value of the gold forward sales and spot deferred forward sales contracts, as at September 30, 2002 was negative $16.8 million.

In a press release on May 2, 2002 the Company indicated its intent to deliver into its relatively small gold forward sales and not to replace these hedges. Consequently, during the third quarter of 2002 the ounces of gold hedged declined by 116,000 ounces. There was no change in call options sold during the third quarter.

Restatement of the U.S. GAAP Reconciliation Information

In preparing the U.S. GAAP reconciliation information for the years ended December 31, 2001, 2000 and 1999, the Company incorrectly relied on an accommodation provided for under Form 20-F under the Securities Act of 1933. Pursuant to this accommodation, the Company did not reconcile its investment in Omolon, which is accounted for under the proportionate consolidation method pursuant to Canadian GAAP, to the equity method under U.S. GAAP.

The restatement follows the review by the SEC of the preliminary proxy statement of Echo Bay Mines Ltd. ("Echo Bay"), in connection with the proposed business combination among Echo Bay, TVX Gold Inc. and the Company. The Company has concluded that the criteria outlined in the accommodation do not apply to the Company's investment in Omolon and its previous reliance on the accommodation was incorrect. Therefore, since the Company's investment in Omolon has been accounted for under the equity method for U.S. GAAP purposes, the U.S. GAAP reconciliation information now sets out the effect of using the equity method versus proportionate consolidation.

The effect of the restatement for U.S. GAAP purposes was as follows:

There was a decrease in total assets and total liabilities of $14.2 million and $50.1 million, as at December 31, 2001 and 2000, respectively; total revenues decreased by $65.3 million, $66.3 million and $68.6 million for the years ended December 31, 2001, 2000 and 1999, respectively; and total expenses decreased by $60.8 million, $66.4 million and $69.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

The effect of the reclassifications on the statement of cash flows for U.S. GAAP purposes were as follows: Cash flows from operating activities decreased by $27.5 million, $23.4 million and $24.7 million for the years ended December 31, 2001, 2000 and 1999, respectively; Cash flows from investing activities increased by $4.7 million, $1.6 million and $2.2 million for the years ended December 31, 2001, 2000 and 1999, respectively; and cash flows from financing activities increased by $34.6 million, $19.4 million and $20.1 million for the years ended December 31, 2001, 2000 and 1999, respectively.

Notwithstanding the change in individual asset, liability, income and expense amounts, there was no effect on the previously reported U.S. GAAP amounts for net loss, loss per share information and common shareholders equity for each of the periods presented.

The review continues and the Company believes that there is one item yet to be resolved. This item pertains to the allocation to specific classes of assets of historic property, plant and equipment writedowns recorded at the open pit mines and the impact of the exclusion of low-grade stockpile ore reserves in the computation of depreciation, depletion and amortization for certain categories of property, plant and equipment. The Company will advise shareholders of the results of this review if any restatement is required. The Company will file restated financial statements and all other continuous disclosure documents necessary to reflect these restatements upon completion of the SEC's review.

Proposed Combination Involving the Company, TVX Gold Inc. ("TVX") and Echo Bay Mines Ltd. ("Echo Bay")

On June 10, 2002, the Company, Echo Bay and TVX announced that they had entered into an agreement providing for the proposed combination of the companies. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation the interest in the TVX Newmont Americas joint venture that it does not already own. The combination is conditional upon the completion of this purchase.

As a result of the SEC's ongoing review of the Echo Bay preliminary proxy statement filed with the Commission, the companies will not be able to finalize and mail their proxy statements in time for the companies to hold their special meetings for the purpose of considering the combination in advance of November 30, 2002, the termination date specified in the Combination Agreement. The parties are discussing amending the Combination Agreement to extend the termination date, with a view to holding special meetings not later than January 2003.

Outlook

As at September 30, 2002 the Company has $94.7 million of working capital, which includes a strong cash balance and low debt. The Company continues to reduce its exposure to gold hedging by delivering into its forward contracts and not replacing them, thereby reducing its gold forward position by approximately 25% in the third quarter to 345,000 ounces of gold.

From an operations perspective in Timmins, the third quarter was a transitional quarter with the commencement of the Porcupine Joint Venture. Consequently, significant improvement in operating performance of these assets is anticipated in the fourth quarter and in 2003. At Fort Knox further operating improvements are anticipated with the arrival of the new tractors for the True North haulage fleet in the fourth quarter and the commissioning of the new tailings thickener. In October, the Company announced plans to increase its ownership interest from 54.7% to 100% of Kubaba and in the process resolve the lawsuits initiated in Russia. This increased ownership interest in Kubaka is expected to partially offset the expected decline in Kinross' gold equivalent production from Kubaka in 2003 when mill feed will be predominately from lower grade stockpiles. Significant exploration programs are underway in the fourth quarter at Porcupine, Fort Knox and Refugio and are anticipated to begin later in the quarter at Birkachan, north of Kubaka. The Company plans on providing an up-date on relevant exploration activities and results thereof in mid- January 2003, by way of our 4th Annual Exploration Up-date Conference Call.

Your Management and Board of Directors looks forward to concluding the combination with Echo Bay and TVX as soon as possible so the Company can move forward aggressively in 2003 with this much larger platform as the 7th largest primary gold producer in the world.

This press release includes certain "Forward-Looking Statements" within the meaning of section 21E of the United States Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding potential mineralization and reserves, exploration results and future plans and objectives of Kinross Gold Corporation ("Kinross"), are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from Kinross' expectations are disclosed under the heading "Risk Factors" and elsewhere in Kinross' documents filed from time to time with the Toronto Stock Exchange, the United States Securities and Exchange Commission and other regulatory authorities.

For additional information, e-mail info@kinross.com or contact:

Robert M. Buchan                      Gordon A. McCreary                  Brian W. Penny
President and                         Vice President,                     Vice President, Finance
Chief Executive Officer               Investor Relations and              and Chief Financial Officer
                                      Corporate Development
Tel. (416) 365-5650                   Tel. (416) 365-5132                 Tel. (416) 365-5662

Gold Equivalent Production - Ounces
                                                                Three months ended          Nine months ended
                                                                   September 30                September 30
                                                            --------------------------- ---------------------------
                                                               2002          2001           2002          2001
                                                            ------------ -------------- -------------- ------------
Primary operations:
         Fort Knox                                              113,449        101,610        296,162      306,700
         Porcupine Joint Venture (4)                             44,344         37,967        135,887      110,530
         Kubaka (1)                                              56,806         68,272        173,847      174,747
                                                            ------------ -------------- -------------- ------------

                                                                214,599        207,849        605,896      591,977
                                                            ------------ -------------- -------------- ------------

Other operations:
         Refugio (2)                                                  -          8,455          8,902       57,081
         Blanket                                                 11,130         10,066         31,783       30,713
         Denton-Rawhide (3)                                       2,217          4,239          8,957       13,545
         Andacollo (3)                                                -          2,876          1,858        9,638
         Hayden Hill                                                  -              -              -        1,887
         Guanaco                                                      -              -              -        1,718
                                                            ------------ -------------- -------------- ------------

                                                                 13,347         25,636         51,500      114,582
                                                            ------------ -------------- -------------- ------------

Total gold equivalent ounces                                    227,946        233,485        657,396      706,559
                                                            ============ ============== ============== ============

Consolidated production costs
($ per ounce of gold equivalent)
     Cash operating costs                                       $   198       $    182        $   197      $   184
     Royalties                                                        7              8              6            7
                                                            ------------ -------------- -------------- ------------
     Total cash costs                                               205            190            203          191
     Reclamation                                                      4              2              4            2
     Depreciation and amortization                                  110             93            101           94
                                                            ------------ -------------- -------------- ------------
     Total production costs                                     $   319       $    285        $   308      $   287
                                                            ============ ============== ============== ============


(1)  Represents the Company's 54.7% ownership interest.
(2)  Represents the Company's 50% ownership interest.
(3) Includes proportionate share of Denton-Rawhide and Andacollo production attributable to the Pacific Rim (formerly Dayton) ownership interest.
(4) Third quarter production reflects the Company's 49% ownership interest in the Porcupine Joint Venture. Prior production reflects the Company's 100% ownership interest in the Hoyle Pond mine.

Cash operating costs
($ per ounce of gold equivalent)
                                                                Three months ended          Nine months ended
                                                                   September 30                September 30
                                                            --------------------------- ---------------------------
                                                               2002          2001           2002          2001
                                                            ------------ -------------- -------------- ------------
Primary operations:
         Fort Knox                                              $   217       $    212        $   240      $   197
         Porcupine Joint Venture                                    244            174            189          186
         Kubaka                                                     105            108            114          121
                                                            ------------ -------------- -------------- ------------
                                                                    193            171            192          173
                                                            ------------ -------------- -------------- ------------
Other operations:
         Refugio                                                      -            288            165          238
         Blanket                                                    295            282            268          243
         Denton-Rawhide                                             250            243            241          252
         Andacollo                                                    -            242            287          250
         Hayden Hill                                                  -              -              -          267
         Guanaco                                                      -              -              -          413
                                                            ------------ -------------- -------------- ------------
                                                                    287            273            247          245
                                                            ------------ -------------- -------------- ------------
                                                                $   198       $    182        $   197      $   184
                                                            ============ ============== ============== ============

Total cash costs ($ per ounce of gold equivalent)
Primary operations:
         Fort Knox                                              $   219       $    212        $   241      $   197
         Porcupine Joint Venture                                    245            175            190          187
         Kubaka                                                     126            133            135          142
                                                            ------------ -------------- -------------- ------------
                                                                    199            179            199          179
                                                            ============ ============== ============== ============
Other operations:
         Refugio                                                      -            304            182          251
         Blanket                                                    298            286            272          245
         Denton-Rawhide                                             256            243            246          252
         Andacollo                                                    -            248            295          256
         Hayden Hill                                                  -              -              -          277
         Guanaco                                                      -              -              -          436
                                                            ------------ -------------- -------------- ------------
                                                                    291            281            253          253
                                                            ------------ -------------- -------------- ------------

                                                                $   205       $    190        $   203      $   191
                                                            ============ ============== ============== ============


Gold Production and Cost Summary
                                                                Three months ended          Nine months ended
                                                                   September 30                September 30
                                                            --------------------------- ---------------------------
                                                               2002          2001           2002          2001
                                                            ------------ -------------- -------------- ------------
Fort Knox
     Tonnes milled/crushed (000's)(1)                           3,663.1        3,534.0       10,445.8     10,413.6
     Grade (grams per tonne)                                       1.13           1.00           1.04         1.06
     Recovery                                                       85%            87%            85%          86%
     Gold equivalent production to dore (2)                     113,449        101,610        296,162      306,700
     Per ounce:
         Total cash costs                                       $   219       $    212        $   241      $   197
         Depreciation, depletion and amortization                   147            119            123          103
         Site restoration cost accruals                               3              2              4            3
                                                            ------------ -------------- -------------- ------------
         Total production costs                                 $   369       $    333        $   368      $   303
                                                            ============ ============== ============== ============

Porcupine Joint Venture (5)
     Tonnes milled/crushed (000's)(1)                           1,068.4           97.7        1,311.9        316.3
     Grade (grams per tonne)                                       2.87          13.59           4.80        12.40
     Recovery                                                       92%            90%            90%          88%
     Gold equivalent production to dore (2)                      44,344         37,967        135,887      110,530
     Per ounce:
         Total cash costs                                       $   245       $    175        $   190      $   187
         Depreciation, depletion and amortization                    98             97             91          100
         Site restoration cost accruals                               7              -              7            1
                                                            ------------ -------------- -------------- ------------
         Total production costs                                 $   350       $    272        $   288      $   288
                                                            ============ ============== ============== ============

Kubaka (3)
     Tonnes milled/crushed (000's)(1)                             205.7          226.6          636.0        666.0
     Grade (grams per tonne)                                      15.98          17.30          15.73        15.04
     Recovery                                                       98%            98%            98%          98%
     Gold equivalent production to dore (2)                      56,806         68,272        173,847      174,747
     Per ounce:
         Total cash costs                                       $   126       $    133        $   135      $   142
         Depreciation, depletion and amortization                    93             79             92          100
         Site restoration cost accruals                               4              3              3            1
                                                            ------------ -------------- -------------- ------------
         Total production costs                                 $   223       $    215        $   230      $   243
                                                            ============ ============== ============== ============

                                                                Three months ended          Nine months ended
                                                                   September 30                September 30
                                                            --------------------------- ---------------------------
                                                               2002          2001           2002          2001
                                                            ------------ -------------- -------------- ------------
Refugio (4)
     Tonnes milled/crushed (000's)(1)                                 -              -              -      4,643.9
     Grade (grams per tonne)                                          -              -              -         0.95
     Recovery                                                         -              -              -          64%
     Gold equivalent production to dore (2)                           -          8,455          8,902       57,081
     Per ounce:
         Total cash costs                                        $    -       $    304        $   182      $   251
         Depreciation, depletion and amortization                     -              -              -            -
         Site restoration cost accruals                               -              -              -            -
                                                            ------------ -------------- -------------- ------------
         Total production costs                                  $    -       $    304        $   182      $   251
                                                            ============ ============== ============== ============

Blanket
     Tonnes milled/crushed (000's)(1)                             305.7          316.3          885.4        904.8
     Grade (grams per tonne)                                       1.49           1.47           1.64         1.56
     Recovery                                                       76%            67%            68%          68%
     Gold equivalent production to dore (2)                      11,130         10,066         31,783       30,713
     Per ounce:
         Total cash costs                                       $   298       $    286        $   272      $   245

(1)  Tonnes milled/crushed represents 100% of mine production
(2)  Gold equivalent to dore represents the Company's share
(3)  54.7% ownership interest
(4)  50% ownership interest
(5) Third quarter production reflects the company's 49% ownership interest in the Porcupine Joint Venture. Prior production reflects the Company's 100% ownership interest in the Hoyle Pond mine.

Consolidated Balance Sheet
(expressed in millions of U.S. dollars)(unaudited)
                                                                                As at                 As at
                                                                             September 30          September 30
                                                                                 2002                  2001
                                                                        ----------------------- -------------------
                                                                                                    (re-stated)
Assets
     Current assets
         Cash and cash equivalents                                               $        84.5         $      81.0
         Restricted cash (Note 3)                                                         21.5                   -
         Accounts receivable and other assets                                             12.4                13.8
         Inventories                                                                      39.4                42.4
         Restricted bullion inventory (Note 11)                                            5.4                   -
         Marketable securities                                                             0.3                 1.5
                                                                        ----------------------- -------------------
                                                                                         163.5               138.7
     Property, plant and equipment (Note 5)                                              348.5               415.0
     Long - term investments                                                              11.9                12.9
     Deferred charges and other assets                                                     8.5                11.0
                                                                        ----------------------- -------------------
                                                                                 $       532.4         $     577.6
                                                                        ======================= ===================
Liabilities
     Current liabilities
         Accounts payable and accrued liabilities                                $        37.7         $      31.0
         Current portion of long-term debt                                                23.3                33.1
         Current portion of site restoration cost accruals                                 7.8                12.6
                                                                        ----------------------- -------------------
                                                                                          68.8                76.7
     Long-term debt                                                                       28.4                31.0
     Site restoration cost accruals                                                       45.6                43.0
     Future income and mining taxes                                                        3.3                 3.3
     Deferred revenue                                                                      5.8                 9.6
     Other long-term liabilities                                                           5.7                 6.0
     Debt component of convertible debentures                                             22.8                26.0
     Redeemable retractable preferred shares                                               2.4                 2.4
                                                                        ----------------------- -------------------
                                                                                         182.8               198.0
                                                                        ----------------------- -------------------

Convertible preferred shares of subsidiary company (Note 5)                               12.6                48.0
                                                                        ----------------------- -------------------
Common shareholders' equity
     Common share capital                                                                965.3               945.7
     Contributed surplus                                                                  12.9                12.9
     Equity component of convertible debentures                                          130.4               124.8
     Deficit                                                                           (746.7)             (723.2)
     Cumulative translation adjustments                                                 (24.9)              (28.6)
                                                                        ----------------------- -------------------
                                                                                         337.0               331.6
                                                                        ----------------------- -------------------
                                                                                 $       532.4         $     577.6
                                                                        ======================= ===================

Consolidated Statements of Operations
For the quarter and nine months ended September 30
(expressed in millions of U.S. dollars except per share amounts)(unadudited)

                                                                    Three months ended         Nine months ended
                                                                       September 30               September 30
                                                                 ------------------------- ---------------------------
                                                                    2002         2001          2002          2001
                                                                 ----------- ------------- ------------- -------------
                                                                             (re-stated)                 (re-stated)
Revenue
     Mining Revenue                                                 $  56.5       $  65.0      $  184.5      $  199.8
     Interest and other income                                          6.0           1.5          13.7           6.9
     Mark-to-market loss on call options                               (0.3)         (2.8)         (1.9)         (0.4)
                                                                 ----------- ------------- ------------- -------------
                                                                       62.2          63.7         196.3         206.3
                                                                 ----------- ------------- ------------- -------------
Expenses
     Operating                                                         39.0          42.6         126.9         133.9
     General and administrative                                         3.2           2.0           8.0           7.6
     Exploration and business development                               2.4           1.9           6.5           6.3
     Depreciation, depletion and amortization                          19.9          21.3          61.3          64.4
     Gain on sale of assets                                           (0.5)             -         (2.0)             -
     Foreign exchange loss                                                -         (0.6)           3.0         (0.2)
     Interest expense on long-term liabilities                          1.2           1.9           4.0           6.5
                                                                 ----------- ------------- ------------- -------------
                                                                       65.2          69.1         207.7         218.5
                                                                 ----------- ------------- ------------- -------------

                                                                      (3.0)         (5.4)        (11.4)        (12.2)

Share in loss of investee companies                                   (0.8)         (0.2)         (0.6)         (0.9)
                                                                 ----------- ------------- ------------- -------------
Loss before taxes and dividends on convertible
     preferred shares of subsidiary company                           (3.8)         (5.6)        (12.0)        (13.1)

Provision for income and mining taxes                                 (1.7)         (1.3)         (4.7)         (1.4)
                                                                 ----------- ------------- ------------- -------------

Loss for the period before dividends on convertible
     preferred shares of subsidiary company                           (5.5)         (6.9)        (16.7)        (14.5)

Dividends on convertible preferred shares of subsidiary company
                                                                      (0.3)         (0.9)         (1.3)         (4.3)
                                                                 ----------- ------------- ------------- -------------

Net loss for the period                                               (5.8)         (7.8)        (18.0)        (18.8)

Increase in equity component of convertible debentures                (1.3)         (1.9)         (5.5)         (5.7)
                                                                 ----------- ------------- ------------- -------------

Net loss attributable to common shares                              $ (7.1)      $  (9.7)     $  (23.5)     $  (24.5)
                                                                 =========== ============= ============= =============

Net loss per share                                                 $ (0.02)      $ (0.03)     $  (0.07)     $  (0.08)
     Basic and diluted

Weighted averabe number common shares outstanding                     358.2         322.3         354.5         308.5

Total outstanding and issued common shares at September 30                                        358.4         328.1


Consolidated Statement of Common Equity Shareholders Equity
For the nine months ended September 30, 2002
(expressed in millions of U.S. dollars)(unaudited)

                                                                                             Cumulative
                                     Common      Contributed     Convertible                Translation
                                     Shares        Surplus       Debentures     Deficit     Adjustments      Total
                                   ------------ --------------- -------------- ----------- --------------- -----------
                                                                               (re-stated
                                                                               - Note 2)
Balance, December 31, 2001             $ 945.7        $   12.9      $   124.8    $(723.2)      $   (28.6)     $ 331.6

Issuance of common shares                 19.6               -              -           -               -        19.6

Increase in equity component of
convertible debentures                       -               -            5.6       (5.5)               -         0.1

Net loss for the period                      -               -              -      (18.0)               -      (18.0)

Cumulative translation
adjustments                                  -               -              -           -             3.7         3.7
                                   ------------ --------------- -------------- ----------- --------------- -----------

Balance, September 30, 2002            $ 965.3        $   12.9      $   130.4    $(746.7)      $   (24.9)     $ 337.0
                                   ============ =============== ============== =========== =============== ===========


Consolidated Statements of Cash Flows
For the quarter and nine months ended September 30
(expressed in millions of U.S. dollars)(unadudited)

                                                                    Three months ended         Nine months ended
                                                                       September 30               September 30
                                                                 ------------------------- ---------------------------
                                                                    2002         2001          2002          2001
                                                                 ----------- ------------- ------------- -------------
                                                                             (re-stated)                 (re-stated)
Net inflow (outflow) of cash related to the following activies:
Operating:
     Loss for the period before dividends on convertible
preferred shares of subsidiary company                              $ (5.5)      $  (6.9)     $  (16.7)     $  (14.5)
     Items not affecting cash:
         Depreciation, depletion and amortization                      19.9          21.3          61.3          64.4
         Deferred revenue realized                                    (1.3)         (4.7)         (3.8)        (12.9)
         Site restoration cost accruals                                 0.8           0.4           2.3           1.2
         Other                                                        (0.8)         (0.7)         (0.8)           0.1
                                                                 ----------- ------------- ------------- -------------
                                                                       13.1           9.4          42.3          38.3

     Proceeds on restructuring of gold forward sale contracts             -             -             -          21.1
     Site restoration cash expenditures                               (2.4)         (1.9)         (5.0)         (4.5)
     Changes in non-cash working capital items
         Accounts receivable and other assets                           6.9         (0.9)           5.9           0.8
         Inventories                                                  (6.3)           3.4         (2.7)           8.1
         Marketable securities                                            -             -           2.5             -
         Accounts payable and accrued liabilities                       5.8           2.7           3.1         (4.1)
     Effect of exchange rate changes on cash                            0.4         (0.1)           2.4         (1.0)
                                                                 ----------- ------------- ------------- -------------
Cash flow provided from operating activities                           17.5          12.6          48.5          58.7
                                                                 ----------- ------------- ------------- -------------
Financing:
     Issuance of common shares, net                                     0.2           2.3          19.5           2.8
     Acquisition of preferred shares of subsidiary company                -             -        (11.4)             -
     Reduction of debt component of convertible debentures            (1.3)         (1.3)         (3.8)         (4.0)
     Repayment of debt                                                (0.2)         (3.8)        (12.4)        (39.9)
                                                                 ----------- ------------- ------------- -------------
Cash flow used in financing activities                                (1.3)         (2.8)         (8.1)        (41.1)
                                                                 ----------- ------------- ------------- -------------
Investing:
     Additions to property, plant and equipment                       (8.9)         (9.2)        (18.1)        (25.3)
     Long-term investments and other assets                             0.2         (0.2)           2.1         (2.6)
     Proceeds from the sale of property, plant and equipment            0.5           0.2           0.6           1.6
     (Increase) decrease in restricted cash                          (17.1)             -        (21.5)           2.9
                                                                 ----------- ------------- ------------- -------------
Cash flow used in investing activities                               (25.3)         (9.2)        (36.9)        (23.4)
                                                                 ----------- ------------- ------------- -------------
Increase (decrease) in cash and cash equivalents                      (9.1)           0.6           3.5         (5.8)
Cash and cash equivalents, beginning of period                         93.6          71.4          81.0          77.8
                                                                 ----------- ------------- ------------- -------------
Cash and cash equivalents, end of period                            $  84.5       $  72.0      $   84.5      $   72.0
                                                                 =========== ============= ============= =============
Supplementary disclosure of cash flow information:
     Cash paid for:                         Interest                 $  0.2       $   1.7       $   4.9       $   8.6
                                            Income taxes             $  2.1       $   0.5       $   3.7       $   1.4

1. Basis of Presentation

The interim consolidated financial statements (the "financial statements") of Kinross Gold Corporation (the "Company") have been prepared in accordance with the accounting principles and methods of application disclosed in the consolidated financial statements for the year ended December 31, 2001, except for those indicated below.

The accompanying interim unaudited consolidated financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian Generally Accepted Accounting Principles for annual financial statements and accordingly the financial statements should be read in conjunction with the financial statements and notes thereto contained in the Company's annual report for the year ended December 31, 2001.

2. New Pronouncements

Effective January 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants ("CICA") recommendations for foreign currency translation. This standard eliminates the practice of deferring and amortizing unrealized translation gains and losses on foreign currency denominated monetary items that have a fixed or ascertainable life extending beyond the end of the fiscal year following the current reporting period. Foreign exchange gains and losses arising on translation of these monetary items are now included in the determination of current period losses. The Company previously had unrealized foreign exchange gains and losses on converting the debt component of Canadian dollar dominated convertible debentures to U.S. dollars. In addition, the Canadian dollar denominated redeemable retractable preferred shares were translated to U.S dollars at the historical rate on the date of issue. The adoption of this new standard has been applied retroactively with prior year comparative amounts restated. The effects on the consolidated financial statements are as follows:

      ------------------------------------------------------------------------------------------------
      Change in Statement of Operations and Deficit amounts:
      ($ millions)                                                                              2001
      ------------------------------------------------------------------------------------------------
      Increase in foreign exchange gain for the nine months ended September 30, 2001     $      (0.8)

      Decrease in net loss for the nine months ended  September 30, 2001                 $      (0.8)

      Decrease in deficit - December 31, 2000                                                    2.2

      Decrease in deficit - December 31, 2001                                                    2.8

3. Restricted Cash

The Company has $21.5 million of restricted cash, comprised of $15.9 million of cash in Russia which was subject to a court ordered freeze at September 30, 2002 in response to a lawsuit against Omolon by Russian shareholders (further explained in Note 11) and a further $5.6 million securing outstanding letters of credit issued in excess of the current credit facility.

4. Financial Instruments

The Company manages its exposure to fluctuations in commodity prices, foreign exchange rates and interest rates by entering into derivative financial instrument contracts in accordance with the formal risk management policy approved by the Company's Board of Directors. The Company does not hold or issue derivative contracts for speculative or trading purposes.

Realized and unrealized gains or losses on derivative contracts, that qualify for hedge accounting, are deferred and recorded in income when the underlying hedged transaction is recognized. Gains on the early settlement of gold hedging contracts are recorded as deferred revenue on the balance sheet and included in income over the original delivery schedule of the hedged production.

Premiums received at the inception of written call options are recorded as a liability. Changes in the fair value of the liability are recognized currently in earnings. In the first nine months of 2002, the mark-to-market adjustments increased the liability by $1.9 million.


5. Acquisition of Convertible Preferred Shares of Subsidiary Company

During 2001, the Company acquired 945,000 convertible preferred shares of subsidiary company with a carrying value of $48.9 million in exchange for 24,186,492 common shares of the Company valued at $23.2 million. The $25.7 million difference in value associated with this transaction was applied against the carrying value of certain property, plant and equipment.

The Company completed an equity offering in February, 2002, and issued 23,000,000 common shares from treasury for gross proceeds before costs of the issue of $19.5 million. The majority of funds raised were used to complete a $16.00 per share cash tender offer for the Kinam Preferred Shares owned by non-affiliated shareholders. On March 28, 2002, 652,992 Kinam Preferred Shares were tendered under the cash tender offer and after extending the offer an additional 17,730 Kinam Preferred Shares were tendered on April 4, 2002, leaving 223,878 or 12.2% of the issued and outstanding Kinam Preferred Shares held by non-affiliated shareholders. The Kinam Preferred Shares tendered had a book value of $36.5 million and were purchased by the Company for $10.7 million ($11.4 million including costs of the tender offer). The $25.1 million difference in value associated with these transactions was applied against the carrying value of certain property, plant and equipment.

6. Stock options

Effective January 1, 2002, the Company adopted the recommendations of the CICA for stock-based compensation and other stock-based payments. This recommendation establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. The standard requires that all stock-based awards made to non-employees be measured and recognized using a fair value based method. The standard encourages the use of a fair value based method for all awards granted to employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets. Awards that the Company has the ability to settle in stock are recorded as equity, whereas awards that the Company is required to or has a practice of settling in cash are recorded as liabilities.

The Company's stock option plan is described in note 14 of the consolidated financial statements for the year ended December 31, 2001. The Company has elected not to use the fair value method of accounting for stock options. As a result it does not recognize compensation expense nor the fair value of the options issued to its employees. No stock-based awards are made available to non-employees.

Had compensation expense for the stock-based compensation plans been determined based upon the fair value method of accounting for awards granted on or after January 1, 2002, the pro forma net loss attributed to common shares would have amounted to $23.6 million and pro forma EPS would have remained at a loss of $0.05 per share for the nine month period ended September 30, 2002. The fair value of the options granted during the nine month period ended September 30, 2002 is estimated to be $0.1 million. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in the nine month period ended September 30, 2002: dividend yield of 0%, expected volatility of 65%, risk-free interest rate of 4.1% and expected lives of 5 years. The Company has not included those options outstanding on the date of adoption of this new recommendation in the calculation of its proforma earnings per share for the period.

7. Segmented Information

The Company operates five gold mines: the Porcupine Joint Venture (49% ownership), located in Ontario; Kubaka (54.7% ownership), located in Russia; Fort Knox, located in Alaska, United States; Blanket, located in Zimbabwe; and Refugio (50% ownership), located in Chile. As of December 31, 2001, the Company no longer consolidated the Zimbabwe operation as a result of the political situation in that country. See Note 15 to the 2001 Kinross Annual Report. In addition, the Company has an 88.2% interest in E-Crete, a producer of aerated concrete, several other gold mining assets in various stages of reclamation, closure, care and maintenance and development and two corporate offices in Canada and the United States. As the products and services in each of the reportable segments, except for the corporate activities, are essentially the same, reportable segments have been determined at the level where decisions are made on the allocation of resources and capital, and where complete internal financial statements are available.

                                            Reportable Operating Segments
                          ------------------------------------------------------------------
                           Porcupine
                             Joint                                                                         Corporate
                            Venture      Kubaka      Fort Knox      Blanket      Refugio      E-Crete      and Other         Total
                          ------------ ----------- -------------- ------------ ------------- ----------- -------------- ------------
As at September 30, 2002 and for the nine months ended September 30, 2002                                         (b)
Mining revenue               $  43.7     $  47.1       $   92.6       $    -       $   3.0       $   -      $    (1.9)      $184.5
Operating costs                 27.9        20.6           72.8            -           2.3         2.2            1.1        126.9
Interest revenue                   -         0.2              -            -             -           -            1.0          1.2
Interest expense                   -         0.2            1.2            -           0.1         0.4            2.1          4.0
Depreciation, depletion
and amortization                13.0        13.9           37.1            -             -         1.0            (3.7)        61.3
Segment profit (loss)            1.5        13.2          (19.4)            -         10.9        (3.3)          (16.3)       (13.4)
Segment assets                  84.0        61.4          279.9            -           5.5         8.3            93.3  (a)   532.4
Capital expenditures             5.0         0.1           12.0            -             -         0.5             0.5         18.1

As at September 30, 2001 and for the nine months ended September 30, 2001                                          (b)
Mining revenue                $  30.8     $  47.3       $   81.7      $   9.7      $   15.8       $   -       $   14.5       $199.8
Operating costs                  22.8        24.4           59.3          7.6          15.5         1.7            2.6        133.9
Interest revenue                    -         1.0              -          0.1             -           -            2.4          3.5
Interest expense                    -         0.9            2.9            -           0.3         0.2            2.2          6.5
Depreciation, depletion
and amortization                 10.4        17.9           31.7          1.8             -         0.3            2.3         64.4
Segment profit (loss)            (2.2)        3.7          (12.5)         1.3           1.4        (2.2)          (1.7)       (12.2)
Segment assets                   87.2        93.5          331.5         10.9           7.0         8.2           67.0   (a)  605.3
Capital expenditures              6.3         0.4           16.9          0.6             -         0.4            0.7         25.3

For the three months ended September 30, 2002                                                                      (b)
Mining revenue                $  13.8     $  13.9       $   29.6        $   -     $    (0.1)      $   -      $    (0.8)      $ 56.5
Operating costs                  11.0         5.6           20.8            -           0.4         0.8            0.4         39.0
Interest revenue                    -         0.1              -            -             -           -            0.4          0.5
Interest expense                    -           -            0.3            -             -         0.2            0.7          1.2
Depreciation, depletion
and amortization                  4.3         4.1           13.8            -             -         0.2           (2.5)        19.9
Segment profit (loss)            (2.8)        4.7           (6.0)           -           4.3        (1.1)          (3.2)        (3.5)
Capital expenditures              1.0           -            7.5            -             -         0.1            0.3          8.9

For the three months ended September 30, 2001                                                                      (b)
Mining revenue                $  11.0     $  17.1       $   25.9      $   4.0       $   2.8       $   -       $    4.2       $ 65.0
Operating costs                   7.1         8.6           19.5          3.0           3.1         0.6            0.7         42.6
Interest revenue                    -         0.2              -          0.1             -           -            0.4          0.7
Interest expense                    -         0.2            0.8            -             -         0.2            0.7          1.9
Depreciation, depletion
and amortization                  3.2         5.9           12.3          0.6             -         0.1           (0.8)        21.3
Segment profit (loss)             0.8         2.0           (7.2)         1.1          (0.4)       (0.7)          (1.0)        (5.4)
Capital expenditures              1.9           -            6.6          0.4             -           -            0.3          9.2

(a) includes $78.9 million (2001 - $51.9 million) in cash and cash equivalents held at the Corporate level
(b) includes Corporate and other non core mining operations

Reconciliation of reportable operating segment (loss) profit to net loss for the period:
                                                                          Three months ended         Nine months ended
                                                                             September 30               September 30
                                                                        ------------------------ ---------------------------
                                                                           2002        2001          2002          2001
                                                                        ----------- ------------ ------------- -------------
Segment loss                                                                 (0.3)        (4.4)           2.9        (10.5)
Add (deduct) items not included in segment (loss) profit:
     Corporate and other                                                     (3.2)        (1.0)        (16.3)         (1.7)
                                                                        ----------- ------------ ------------- -------------

                                                                             (3.5)        (5.4)        (13.4)        (12.2)
Gain on sale of assets                                                        0.5            -           2.0             -
Share in loss of investee companies                                          (0.8)        (0.2)         (0.6)         (0.9)
Provision for income taxes                                                   (1.7)        (1.3)         (4.7)         (1.4)
Dividends on convertible preferred shares of subsidiary company              (0.3)        (0.9)         (1.3)         (4.3)
                                                                        ----------- ------------ ------------- -------------
Net loss for the period                                                    $ (5.8)     $  (7.8)     $  (18.0)     $  (18.8)
                                                                        =========== ============ ============= =============


Enterprise - wide disclosure:
Geographic information:

                                                              Mining revenue                        Mineral properties,
                                            ----------------------------------------------------
                                                Three months ended         Nine months ended        plant and equipment
                                                   September 30              September 30            As at September 30
                                            --------------------------- ------------------------
                                               2002          2001          2002        2001          2002          2001
                                            ------------ -------------- ----------- ------------ ------------- -------------
United States                                   $  28.7       $   28.8     $  90.2      $  92.3      $  244.8      $  298.7
Russia                                             13.8           17.3        47.0         47.3          15.9          36.1
Chile                                                 -            2.7         3.1         16.1             -             -
Other                                                 -            3.9           -          9.7           5.2          12.0
                                            ------------ -------------- ----------- ------------ ------------- -------------
Total foreign                                      42.5           52.7       140.3        165.4         265.9         346.8
Canada                                             14.0           12.3        44.2         34.4          82.6          90.6
                                            ------------ -------------- ----------- ------------ ------------- -------------
Total                                           $  56.5       $   65.0     $ 184.5     $  199.8      $  348.5      $  437.4
                                            ============ ============== =========== ============ ============= =============



8. (Loss) Earnings per Share

(Loss) earnings per share ("EPS") has been calculated using the weighted average number of shares outstanding during the period. Diluted EPS is calculated using the treasury stock method in 2001. The calculation of diluted earnings per share assumes that employee stock options were exercised at the beginning of the period, or time of issue, if later. Employee stock options with an exercise price greater than the average market price of the common shares were not included in the calculation of diluted earnings per share as the effect is anti-dilutive. The average price of the common shares during the nine month period was $2.614 (2001 - $1.078).

                                                                                      2002                2001
                                                                                      ----                ----

Weighted average number of common shares outstanding at September 30th              354,489             308,456

Add:  Options, warrants and participating securities as if issued, exercised and outstanding at January 1st
    Options                                                                          10,717               3,403
    Restricted shares                                                                     2                   -
    Convertible debentures (a)                                                       14,651              14,651
    Redeemable retractable preferred shares (b)                                       3,175               3,175
    Convertible preferred shares of subsidiary company (c)                            1,086               4,340
                                                                                 --------------     ---------------
Weighted average number of common shares used for diluted earnings
   per share.                                                                       384,120            334,025
                                                                                 ==============     ===============

     (a) Convertible debentures - $123.5 million (Cdn. $195.8 million) principal issued and outstanding

     (b) Redeemable retractable preferred shares - 384,613 shares issued and outstanding

     (c) Convertible preferred shares of subsidiary company - 223,878 shares issued and outstanding to non-affiliated shareholders as at September 30, 2002.

9. 2001 figures

Certain of the 2001 figures have been reclassified to conform to the 2002 presentation.

10. Porcupine Joint Venture

Effective July 1, 2002, the Company formed a joint venture with a wholly owned subsidiary of Placer Dome Inc. ("Placer"). The formation of the joint venture combined the two companies' gold mining operations in the Porcupine district in Timmins, Ontario, Canada. The ownership of this unincorporated joint venture is 51% by Placer and 49% by the Company. The joint venture operates pursuant to a contractual agreement and both parties receive their share of gold output in kind. Future capital, exploration, and operating costs will be funded in proportion to each party's ownership interest. Placer contributed the Dome mine and mill and the Company contributed the Hoyle Pond, Nighthawk Lake and Pamour mines, exploration properties in the Porcupine district as well as the Bell Creek mill.

The formation of the joint venture has been accounted for as an exchange of non-monetary assets that does not represent the culmination of the earnings process, and accordingly, has been recorded at the carrying value of the assets contributed. The investment in the joint venture is being accounted for under Canadian GAAP using proportionate consolidation.

For U.S. GAAP purposes, the investment will be accounted for using the equity method, but for purposes of presentation of U.S. GAAP reconciliation information, the Company will rely on an accommodation from the SEC which will permit the Company to omit disclosure of differences arising from the use of proportionate consolidation.

11. Recent Developments in Russia

In mid-September, the Company announced that Omolon was at an advanced stage of negotiating a settlement of an outstanding dispute between itself, several of its Russian shareholders and the Magadan Administration. Draft language of an agreement was being settled when one of the Russian shareholders obtained an order to freeze

Omolon's bank accounts and gold inventory in the total amount of the ruble equivalent of approximately $47 million pending final resolution of its lawsuit. Underlying the dispute were unpaid loans made by the Magadan Administration to Omolon's Russian shareholders at the time Omolon was capitalized. In the face of the inability of these shareholders to repay the loans, there has been an effort to shift the burden of repayment to Omolon. Two Russian shareholders and the Magadan Administration on behalf of a third Russian shareholder have launched lawsuits against Omolon alleging that the shares they received were flawed as a result of registration deficiencies which therefore entitles such shareholders to a return of their original investments with interest compounded thereon. These lawsuits have been encouraged by the Magadan Administration as the major creditor of these shareholders. Omolon continues to defend these lawsuits and is advised by counsel that it has good defences available to it.

On October 9, 2002, a written agreement in principle was executed by the representatives of the Government of the Russian Federation, the Magadan Administration, Omolon and its two major shareholders (collectively, the "Parties") setting forth their agreement in principle to resolve the lawsuits by such shareholders pending against Omolon and to repay loans due to the Magadan Administration. In accordance with the terms of the agreement in principle, Omolon would purchase the outstanding shares currently held by all of its Russian shareholders for the ruble equivalent of $45.4 million and the Magadan Administration would ensure that all of the shares held by the Russian shareholders will be tendered.

Omolon's appeal of the court decision which froze its bank accounts, resulted, on October 14, 2002, in the court ruling that the amount of the assets covered by the arrest order should be lowered to the ruble equivalent of approximately $22.3 million. Subsequently, Omolon's accounts in four banks and all of its gold inventory were released from the arrest order.

On October 21, 2002, the Parties executed an additional written agreement in principle reflecting their understanding with respect to the mechanics of the redemption of the shares and settlement of the pending lawsuits. The implementation of both the October 9 and the October 21 agreements in principle has already begun, and it is expected that the entire transaction should be completed by the end of December 2002. Assuming that all Russian shareholders tender their shares, Omolon would become a 100%-owned subsidiary of the Company and, consistent with its accounting policies, the Company will commence accounting for its investment in Omolon on a consolidated basis for both Canadian and U.S. GAAP. There is no assurance that all of these shares will be tendered and purchased.

Given the risks associated with the political, legal and economic uncertainties that exist in Russia, the Company will continue to monitor its ability to determine Omolon's strategic operating, investing and financing policies without the cooperation of others. If the Company concludes that it no longer has the ability to exercise the requisite control over Omolon, it will cease consolidation and account for its investment in Omolon either on the equity or cost basis, depending on its assessment of its level of control at that time. The risks of operating in Russia are more fully disclosed in Note 21 to the 2001 audited financial statements of the Company.

12. Business Combination with TVX and Echo Bay

On June 10, 2002, the Company, Echo Bay and TVX announced that they had entered into an agreement providing for the proposed combination of the companies. In a concurrent transaction, TVX agreed to acquire from Newmont Mining Corporation the interest in the TVX Newmont Americas joint venture that it does not already own. The combination is conditional upon the completion of this purchase.

As a result of the U.S. Securities and Exchange Commission's ongoing review of the Echo Bay preliminary proxy statement filed with the Commission, the companies will not be able to finalize and mail their proxy statements in time for the companies to hold their special meetings for the purpose of considering the combination in advance of November 30, 2002, the termination date specified in the Combination Agreement. The parties are discussing amending the Combination Agreement to extend the termination date, with a view to holding special meetings not later than January 2003.

                             MATERIAL CHANGE REPORT

Item 1.  Reporting Issuer

The reporting issuer filing this material change report is Kinross Gold Corporation ("Kinross").

Item 2.  Date of Material Change

November 13, 2002

Item 3.  Press Release

Press release was issued by Kinross in Toronto on November 13, 2002 with respect to the material change and filed via SEDAR.

Item 4.  Summary of Material Change

Kinross announced today the results for the three and nine months ended September 30, 2002 and the details with respect to the restatement of certain disclosures in the U.S. Generally Accepted Accounting Principles ("GAAP") reconciliation note to its consolidated financial statements for the year ended December 3l, 2001. Kinross also announced that as a result of the Securities & Exchange Commission's (the "Commission") ongoing review of Echo Bay Mine Ltd.'s ("Echo Bay") preliminary proxy statement filed with the Commission, Kinross, TVX Gold Inc. and Echo Bay will not be able to finalize and mail their proxy statements in time for the companies to hold their special meetings for the purpose of considering their proposed business combination in advance of November 30, 2002, the termination date specified in the combination agreement dated July 10, 2002 (the "Combination Agreement"). The parties are discussing amending the Combination Agreement to extend the termination date, with a view to holding special meetings not later than January 2003.

Item 5.  Full Description of Material Change

See attached press release dated November 13, 2002.

Item 6. Reliance on Section 75(3) of the Securities Act (Ontario) and analogous securities legislation of each of the other provinces of Canada.

N/A

Item 7.  Omitted Information

N/A

Item 8.  Senior Officer

Ms. Shelley M. Riley
Corporate Secretary
Telephone: (416) 365-5198
Facsimile: (416) 365-0237

Item 9.  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.


DATED at Toronto this 14th day of November, 2002.



                                     KINROSS GOLD CORPORATION


                                    PER:   /s/ Shelley M. Riley
                                        --------------------------
                                        Shelley M. Riley
                                        Corporate Secretary

                                   SIGNATURES




         Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      KINROSS GOLD CORPORATION



                               Signed:  /s/ Shelley M. Riley
                                      --------------------------------------
                                      Shelley M. Riley
                                      Corporate Secretary


November 14, 2002.